82-3520

PURE GOLD MINERALS INC. T.PUG

02 MAY 10 AM 10: 36

April 25, 2002

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commissi
Saskatchewan Securities C
Manitoba Securities Commi
Toronto Stock Exchange

(via SEDAR)

02034166

SUPPL

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

Dear Mesdames/Sirs,

Corporation: **Pure Gold Minerals Inc.**
Mailing Date: **April 25, 2002**

Pursuant to National Policy Statement No. 41 – Shareholder Communications, we wish to confirm that on the captioned mailing date, the enclosed material listed below was sent by prepaid mail to those shareholders who have requested in writing to be placed on a supplemental mailing list for the receipt of quarterly financial statements.

- Quarterly Report - for 3rd quarter ended February 28, 2002.

Yours truly,

PURE GOLD MINERALS INC.

Debra Watkins
Corporate Administrator

dw 5/21

cc: *Securities and Exchange Commission - Washington*
Fraser, Milner, Casgrain – Heather Zordel
Dale, Matheson, Carr-Hilton
Computershare Trust Company of Canada – Bernadette Villarica

1255 West Pender Street Vancouver, B.C., V6E 2V1
Tel.: (604) 687-2038 Fax. (604) 687-3141

PURE GOLD MINERALS
FIRST QUARTER REPORT

ISSUER DETAILS:

NAME OF ISSUER:	Pure Gold Minerals Inc.
ADDRESS OF ISSUER:	1255 West Pender Street, Vancouver, B.C., V6E 2V1
TELEPHONE NUMBER OF ISSUER:	(604) 687-2038
CONTACT PERSON:	Carmon Currie
CONTACT PERSON'S POSITION:	Controller
CONTACT TELEPHONE NUMBER:	(604) 687-2038
STATEMENTS FOR QUARTER ENDED:	February 28, 2002
DATE OF REPORT:	April 18, 2002

CERTIFICATE

THE QUARTERLY REPORT ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Donald R. Sheldon NAME OF DIRECTOR	19/04/2002 DATE SIGNED
Eugene Beukman NAME OF DIRECTOR	19/04/2002 DATE SIGNED

PURE GOLD MINERALS INC.
CONSOLIDATED BALANCE SHEETS
February 28, 2002 and May 31, 2001
(Unaudited)

	Feb 28 2002	May 31 2001
ASSETS		
Current Assets		
Cash	$ 1,929,125	$ 1,548
GST receivable	25,092	7,347
Due from related parties	-	72,498
	1,954,217	81,393
Marketable Securities	30,000	16,445
Capital Assets	422,153	430,724
Resource Property Interests	7,846,479	7,802,683
	$ 10,252,849	8,331,245
LIABILITIES		
Current Liabilities		
Accounts payable	$ 114,137	$ 69,997
Income taxes payable	-	40,122
Due to Related Parties	24,038	156,194
	138,175	266,313
SHAREHOLDERS' EQUITY		
Share Capital	49,730,879	46,668,303
Deficit	(39,616,205)	(38,603,371)
	10,114,674	8,064,932
	$ 10,252,849	$ 8,331,245

Director

Director

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF DEFICIT
For the Nine Months ending February 28, 2002 and 2001
(Unaudited)

	Feb 28 2002	Feb 28 2001
DEFICIT, beginning of period	$ (38,603,371)	$ (37,709,721)
NET LOSS FOR THE PERIOD	(1,012,834)	(332,386)
DEFICIT, end of period	(39,616,205)	(38,042,107)

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF LOSS
For the Nine Months ending February 28, 2002 and 2001
(Unaudited)

	3 months Ended Feb 28 2002	9 months Ended Feb 28 2002	3 months Ended Feb 28 2001	9 months Ended Feb 28 2001
ADMINISTRATIVE EXPENSES				
Amortization	$ 2,857	$ 8,571	$ 3,676	$ 11,027
Audit, Accounting & Legal	21,050	42,737	16,661	34,513
Bank & interest charges	10,704	15,529	79	348
Contract services:				
Agreement negotiation	15,000	68,364	15,000	45,000
Geological services	32,500	32,500	-	10,575
Property maintenance	21,000	61,000	8,000	10,000
Regulatory compliance	39,000	39,000	-	12,000
Listing & share transfer fees	97,887	106,854	14,509	26,332
Management fees	30,000	90,000	30,000	90,000
Office & administration	9,487	16,576	107	1,798
Rent	14,967	44,902	14,165	43,718
Shareholder information & printing	8,084	32,558	1,172	38,776
Travel	3,818	17,071	1,631	5,284
	306,354	575,662	105,000	329,371
LOSS BEFORE OTHER ITEMS	306,354	575,662	105,000	329,371
OTHER ITEMS				
Interest	(728)	(772)	(23)	(73)
Loss on sale of securities	3,110	3,144	-	18,200
Gain on sale of equipment	-	-	-	(15,112)
Writedown of mineral properties	-	434,800	-	-
	2,382	437,172	(23)	3,015
LOSS FOR PERIOD	308,736	1,012,834	$ 104,977	$ 332,386
LOSS PER SHARE	$ 0.004	$ 0.014	$ 0.002	$ 0.007

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months ending February 28, 2002 and 2001
(Unaudited)

	3 months Ended Feb 28 2002	9 months Ended Feb 28 2002	3 months Ended Feb 28 2001	9 months Ended Feb 28 2001
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net loss for the period	$ (308,736)	$ (1,012,834)	$ (104,977)	$ (332,386)
Add Non-Cash Items:				
Amortization	2,857	8,571	3,676	11,027
Writedown of mineral properties	-	434,800	-	-
	(305,879)	(569,463)	(101,301)	(321,359)
Net change in non-cash working capital items	(121,487)	(73,385)	33,157	124,395
	(427,366)	(642,848)	(68,144)	(196,964)
INVESTING ACTIVITIES				
Capital assets	-	-	-	122,888
Marketable securities	(5,000)	(13,555)	-	(99,360)
Mineral properties	(461,345)	(478,596)	(135,700)	(266,701)
	(466,345)	(492,151)	(135,700)	(243,173)
FINANCING ACTIVITIES				
Issue of shares	2,791,476	3,062,576	206,235	408,735
	2,791,476	3,062,576	206,235	408,735
INCREASE (DECREASE) IN CASH	1,897,765	1,927,577	2,391	(31,402)
CASH, beginning of the period	31,360	1,548	372	34,165
CASH, end of period	$ 1,929,125	$ 1,929,125	$ 2,763	$ 2,763

PURE GOLD MINERALS INC.
NOTES TO FINANCIAL STATEMENTS
For the Nine Months ending February 28, 2002 and 2001
(Unaudited)

1. **Consolidation**

These financial statements include the accounts of the Company's wholly owned subsidiaries, International Drilling Corporation, Pure Gold Minerals (Alberta) Inc. and Pure Gold Minerals (Northwest Territories) Inc.

2. **Accounting Policies**

These interim financial statements should be read in conjunction with the annual financial statements as at May 31, 2001. The accounting policies and methods have not changed.

3. **Resource Property Interests**

Resource properties are segregated into areas of interest comprised of the following:

	Net Beginning of year $	Additions Current Year $	Written off Current Year $	2002 Net $
Acquisition costs				
Ireland	258,000	(25,000)	(233,000)	-
Ontario	5,000			5,000
Quebec	-	70,000		70,000
Alberta	2,726,878	-	-	2,726,878
Northwest Territories	524,376			524,376
	3,514,254	45,000	(233,000)	3,326,254
Deferred exploration expenditures				
Ireland	201,800		(201,800)	-
Ontario	1,200			1,200
Quebec	-	155,672		155,672
Alberta	3,088,562	104,835		3,193,397
Northwest Territories	996,867	173,089		1,169,956
	4,288,429	433,596	(201,800)	4,520,225
	7,802,683	478,596	(434,800)	7,846,479

On June 8, 2001 the Company sold its option to earn a 25% interest in oil and gas concessions located in Northern Ireland and known as the Larne License along with its right to participate in an area of interest located immediately southeast of the Larne License. Total consideration is to be the issue of 100,000 common shares in the capital of Bard Ventures Ltd., a company related through common directors.

The Company entered into agreements to acquire a 50% interest in the Beaver Property and a 60 % interest in the Tichegami River Project, located in the Otish Mountains area of Quebec. The agreements require cash payments of $200,000 and the issuance of 500,000 common shares.

A further block of claims was staked in the Otish Mountain region by the Company's geologist.

4. Share Capital

a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

b) Issued

	2002		2001	
	Number of Common Shares	$ Amount	Number of Common Shares	$ Amount
Balance, beginning of period	47,787,183	46,668,303	43,763,683	46,024,068
Issued for cash				
Options exercised	3,051,412	358,631	1,623,500	199,585
Conversion of warrants	2,261,907	72,350	-	-
Private Placements (net of financing costs)	18,166,000	2,631,595		
Issued for properties				
NWT claims	-	-	400,000	44,000
Balance, end of period	71,266,502	49,730,879	45,787,183	46,267,653

Description of Business

Pure Gold Minerals Inc. (the "Corporation") came into existence by the amalgamation of Pure Gold Resource Inc. and Cayo Resources Inc. under the laws of the Province of Ontario on November 13, 1997.

The Corporation is extra-provincially registered in the provinces of Alberta, British Columbia, Quebec, the Northwest Territories and Nunavut.

The Corporation is a resource exploration company which holds interests ranging from 10% to 30% in approximately 3.4 million acres of diamond exploration property in Alberta, including a 10% interest in the Buffalo Hills Property, site of the discovery of 36 kimberlites, many of which have been found to be diamondiferous, and a 30% interest in the surrounding Caribou Mountains, Whitemud Hills, Lesser Slave Lake and Athabasca properties, both of which interests are the subject of a joint venture arrangement with Ashton and AEC, covering the Peace River Arch underlain by the Buffalo Head Craton.

The Corporation also holds approximately 10 - 13% interest in the Slave Regional Joint Venture, a joint venture arrangement with Ashton, in approximately 590,000 acres of diamond exploration property in Nunavut and the Northwest Territories.

In January, 2002, the Corporation entered into agreements with Ditem Explorations Inc. of Montréal, to acquire a 60% interest in Ditem's Tichégami property, and a 50% interest in Ditem's Beaver Lake property, both of which are located in the Otish Mountains region of north central Québec.

There are currently 71,266,502 Common Shares issued and outstanding. The Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the symbol "PUG".

Discussion of Operations and Financial Condition

Alberta

The field portion of the winter program on the Buffalo Hills property in north-central Alberta has been completed. The program included a detailed gravity survey and delineation drilling of the K252 kimberlite and the collection by drilling of a small mini-bulk sample from the K6 kimberlite. In addition, one new geophysical anomaly was drill tested without intersecting kimberlite. A final determination on future work on K252 will be made following the evaluation of all of the data acquired to date. There are currently no plans to collect a larger sample from K252 at the present time. An airborne electromagnetic (EM) survey is being flown to extend the area covered by previous surveys. The decision to expand this survey is based on the discovery of the K252 kimberlite as a result of an airborne EM anomaly.

A ground gravity survey completed in February of this year identified a strong gravity signature associated with K6 kimberlite. The centre of the gravity anomaly on the northern portion of K6 is associated with an untested magnetic low approximately 100 metres south of the peak of the magnetic high. To test this portion of the kimberlite, a single vertical hole was drilled by reverse circulation in the center of the gravity anomaly. The hole intersected kimberlite near the surface and terminated in kimberlite at 200 metres. Approximately six tonnes of material were recovered and will be processed for macrodiamonds using the dense media separation plant at Ashton's laboratory in North Vancouver. Results are expected in the second quarter.

Quebec

In January, 2002, the Corporation entered into an agreement with Ditem Explorations Inc. of Montréal to acquire a 60% interest in Ditem's Tichégami property and a 50% interest in Ditem's Beaver Lake property, both located in the Otish Mountains region of north central Québec, approximately 750 km north of Montréal.

The Tichégami property consists of 391 mineral cell units totalling 211 km^2 (52,000 acres). The property lies immediately north of the diamond bearing Beaver Lake property held by Ditem.

In February, additional staking of 930 claims covering 14,880 acres increased the Beaver Lake property size to over 68,000 acres.

Ditem has been actively exploring the Otish Mountains since 1997 when they drill tested the Beaver Lake ultramafic body. Drilling intersected a stockwork of kimberlite dykes cutting the ultramafic body. Five macrodiamonds were recovered from a 511 kg sample of drill core from the kimberlite material, with the largest diamond measuring .96 mm in the longest dimension.

Ditem completed two contiguous airborne geophysical surveys, totaling 400 km^2 over both the Tichégami property and the Beaver Lake property. Processing of the airborne by Fugro Sial and Dr. R. Davies identified 45 potential kimberlite targets within the Tichégami property. A follow-up field program was completed in March and drilling is currently underway to test at least 4 of the targets that have been identified. All of the targets exhibit a typical magnetic signature and are associated with topographic lows that often overlie kimberlites. This drilling program is an efficient way to test these well-defined anomalies and is considered by the Corporation to be an integral part of ongoing exploration on Pure Gold's properties in the Beaver Lake area.

Northwest Territories / Nunavut

Situated on the Kim property in the north Slave craton region of Nunavut, the Artemisia kimberlite was discovered by drilling in September 2001.

In November, 2001, the drill core results of a 103.2 kg. sample showed 342 microdiamonds (0.1 mm – 0.5 mm) and 38 macrodiamonds (greater than 0.5 mm).

In January, 2002, the results of 142.8 kg. drill core sample reported 470 microdiamonds and 48 macrodiamonds. The 85.5 kg surface sample reported 309 microdiamonds and 34 macrodiamonds. The total diamonds results for the Artemisia kimberlite to date from the 331.5 kg samples taken is 1,121 microdiamonds and 120 macrodiamonds.

In February 2002, the diamond results for the mini-bulk sample collected from the Artemisia kimberlite during the fall 2001 field program were released. A mini-bulk sample weighing 1,157 kilograms was collected from talus and outcrop at three separate sites located 60 m northeast, 71 m west and 48 m southeast of the discovery hole drill collar. The sample was processed through the dense media separation plant at Ashton Mining of Canada Inc.'s ("Ashton") North Vancouver laboratory and returned a total of 0.20 carats of diamonds larger

than 0.8 mm using a square aperture screen. These results give the sample an estimated diamond content of 17.3 carats per hundred tonnes. The largest diamond recovered was a colourless octahedral aggregate measuring 2.25 x 1.75 x 1.35 mm. The next two largest stones are whole colourless crystals and measure 2.05 x 1.93 x 1.00 mm and 2.05 x 1.38 x 1.20 mm, respectively.

These data suggest that larger stones may be present. This mini-bulk sample was small in size and consisted only of material collected from surface exposures of talus and outcrop. Accordingly, a larger, representative sample of five to ten tonnes will be collected from Artemisia by core drilling during the 2002 winter exploration program. An airborne magnetic and electromagnetic survey has recently been completed over target areas within the Kim, Vic and Ric properties. These were defined by previously completed heavy mineral sampling. Drilling of a selected number of exploration targets is planned if identified during the 2002 winter program. At least two high priority anomalies will be drilled on the diamondiferous Perseus kimberlite dyke system on the Ric property in Nunavut, situated approximately 450 km north of Yellowknife.

Heavy mineral sampling has now been completed on the Ric, Green, Kim and Vic properties. The Green property is located in the Northwest Territories 165 km north of Yellowknife while the Kim and Vic properties are situated 20 and 60 km northwest of the Ric property, respectively. Detailed grid sampling and property-scale sampling were carried out on all four properties. Pure Gold is currently awaiting results from this program.

Finance

The Corporation's working capital as at February 28, 2002 was $1,816,042 compared with ($184,920) as at May 31, 2001.

The Corporation had a net loss of $1,102,834 for the nine months ended February 28, 2002 compared with $332,386 in February 28, 2001. The increase was largely due to the write down and sale of the Larne License.

Financings, Principal Purposes and Milestones

During the period, the Corporation closed the brokered private placement of 10,000,000 Units at $0.20 per Unit. Each Unit consists of one common share and one-half of one common share purchase warrant. Each full warrant which entitles the holder to purchase one additional common share at $0.20 for a period not later than 1 year from the date of closing. Haywood Securities Inc. acted as agent for the offering and was paid a corporate finance fee of $15,000, a cash commission of 7.5% of the total proceeds raised, and was issued broker's warrants representing 10% of the total number of Units sold under the offering. Each broker's warrant entitles the Agent to acquire one common share of Pure Gold, exercisable for a period not later than 2 years from the date of closing, at a price of $0.20 per common share.

In addition, two directors of Pure Gold purchased 666,000 common shares at $0.20 per share. No commission was paid for this transaction.

The proceeds from this offering will be used primarily for the acquisition and exploration programs of Pure Gold's recently acquired property in Quebec, for further exploration of its properties in Nunavut, Northwest Territories and Alberta, and for general and administrative expenses.

Liquidity and Solvency

The Corporation has reduced its interest in the Northwest Territories/Nunavut and Alberta programs through work commitments by its partners. This has enabled the Corporation to maintain participation in the programs. The Corporation has no producing properties and, as such, has no operating income or cash flow. Operations are primarily funded by equity subscriptions. The Corporation's historical capital needs have been met by equity financing and the exercise of stock options. In light of ever changing financial markets, there is no assurance that funding by equity financing will be possible when required by the Issuer.

On behalf of:
Pure Gold Minerals Inc.

Donald R. Sheldon
President